Companhia Brasileira de Distribuição (CBD)
March 2006 Sales Performance

São Paulo, Brazil, April 12 2006 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces its sales performance for March 2006 (preliminary and non-audited). Information is presented on consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

March 2006 sales were negatively affected by the strong comparison base, since Easter this year takes place in April instead of Mach, as happened last year. We estimate that this negative effect resulting from this year’s adverse calendar, when compared to March 2005, has been of approximately 10%.

Facing this scenario, gross sales reached R$ 1,328.2 million in March, a decrease of 8.0% when compared to the previous year. Net sales totaled R$ 1,117.1 million, a 6.2% decrease compared to the same period of 2005.

March same store sales decreased by 11.5%, mainly impacted by food products weak performance (18.5% fall), due to the calendar issue abovementioned. Still on the same store sales basis, non-food products grew by 17.1%.

In the first quarter, the Company’s gross sales totaled R$3,924.7 million, a 0.5% fall when compared to 2005. Net sales reached R$ 3,301.9 million, which represents a 1.1% growth over the previous year. This quarter’s growth rates were also impacted by this year’s Easter calendar issue. In the period same store sales fell by 4.6%. This quarter’s highlight was Sendas business unit which reported positive performance.

Note: Same store sales figures include only stores with operating period longer than 12 months.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Officer

Daniela Sabbag
Manager

Phone: (55 11) 3886 0421 Fax: (55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.